Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 21, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re	Indigo Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted April 15, 2025
CIK No.: 0002063816

Ladies and Gentlemen:

On behalf of Indigo Acquisition Corp. (“Company”), we respond as follows to the Staff’s comment letter, dated May 12, 2025, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the Registration Statement, a copy of which has been marked with the changes from the previous draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your disclosure on page 133 that you are required to have a qualified independent underwriter for this transaction. Please revise here to disclose this information and also to identify the qualified independent underwriter.

We have revised the cover page of the prospectus as requested.

Securities and Exchange Commission

May 21, 2025

2.	We note disclosure on page 63 and elsewhere in your prospectus that if you increase or decrease the size of your offering, you will effect a share dividend or contribution back to capital with respect to your founder shares and EBC founder shares to maintain their ownership at 20% of the issued and outstanding ordinary shares. Please revise to disclose the additional issuance of ordinary shares upon a change in the size of the offering and discuss the extent to which such issuances may result in material dilution to shareholders. Refer to Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

We have revised the disclosure on the cover page of the prospectus to add the aforementioned disclosure. However, there will not be any resulting dilution to shareholders since all share numbers will be increased pro rata.

3.	We refer to your statement, here and elsewhere in your prospectus, that you may amend your governing documents to modify the amount of time you will have to consummate an initial business combination, and may also "modify the substance or timing of [y]our obligation to redeem 100% of [y]our public shares if [you] have not consummated an initial business combination within the [referenced] time periods." Please revise your disclosures as appropriate to explain how you may modify the substance or timing of such obligation.

We have revised the disclosure throughout the Registration Statement as requested.

Our Acquisition Process, page 5

4.	Please clarify your statement that you will use "managements' respective platforms" to evaluate potential targets for an initial business combination. Refer to 1602(b)(1) of Regulation S-K.

We have revised the disclosure on page 5 of the Registration Statement as requested.

Summary

Our Sponsor, page 5

5.	Please revise your disclosure to describe the material roles and responsibilities of the SPAC sponsor, its affiliates, and promoters in directing and managing the SPAC's activities. Refer to Item 1603(a)(4) of Regulation S-K.

We have revised the disclosure on page 5 of the Registration Statement as requested.

6.	We note your statement that your officers, as well as the non-managing members, will hold membership interests, directly or indirectly, in your sponsor. Please revise your disclosures as appropriate to identify the non-managing members and describe the nature of their interests. Refer to Item 1603(a)(7) of Regulation S-K.

We have revised the disclosure on page 5 of the Registration Statement as requested.

Securities and Exchange Commission

May 21, 2025

7.	Please expand your narrative disclosure to the table on page 6 to discuss the extent the potential conversion of up to $1,500,000 of working capital loans into private units may result in material dilution of the public holders' equity interests. See Item 1602(b)(6) of Regulation S-K.

We have revised the disclosure on page 6 of the Registration Statement as requested.

8.	Please revise your table on page 7 to identify each natural person and entity subject to each agreement, arrangement, or understanding. Please disclose the transfer restrictions tied to the EBC founder shares. Refer to Item 1603(a)(9) of Regulation S- K.

We have revised the disclosure on page 7 of the Registration Statement as requested.

Conditions to completing our initial business combination, page 15

9.	We note that you may seek shareholder approval to amend your amended and restated memorandum and articles of association to extend the amount of time you have to complete an initial business combination and there is no limit on the number of extensions you may seek. Please revise your disclosure to clarify whether there will be redemption rights in connection with each extension, and revise your disclosure on page 20 to clarify the level of shareholder approval needed for such extensions. Refer to Item 1602(b)(4) of Regulation S-K.

We have revised the disclosure on pages 15 and 20 of the Registration Statement as requested.

Manner of conducting redemptions, page 17

10.	We refer to your statement that if you assume only the minimum number of shares representing a quorum are voted, the EBC founder shares are voted in favor of the business combination and the over-allotment option is not exercised, you would need 1,433,333 of the public shares to be voted in favor of the initial business combination. Please explain to us your calculation of this amount given that following the offering and private placement, there would be 12,850,000 shares outstanding and collectively, 2,850,000 founder shares and EBC founder shares outstanding. In addition, expand the second summary risk factor on page 27 to specify the low level of public shares that may be needed to approve an initial business combination.

With respect to the first part of the Staff’s comment, the calculation is assuming that only the minimum number of shares representing a quorum are voted and the EBC founder shares are voted in favor of the proposed initial business combination (although the holders are not required to do so). Therefore, the calculation takes the total shares outstanding of 12,850,000, applies a one-half threshold (which represents the required vote assuming an ordinary resolution is needed to approve the business combination), leaving 6,425,000 total shares needed to be voted in favor less those owned by insiders of 2,850,000 results in 3,575,000 shares.

With respect to the second part of the Staff’s comment, we have revised the disclosure on page 27 of the Registration Statement as requested.

Securities and Exchange Commission

May 21, 2025

Conflicts of Interest, page 23

11.	We note your statement that, subject to certain pre-existing obligations they may have, your officers and directors have agreed to offer all suitable business combination opportunities to you before any other person or company until you enter into a definitive agreement with respect to a business combination. We also note your statement on page 26 that none of your initial shareholders or their affiliates have any obligation to present you with any potential business combination opportunity of which they become aware, unless presented to such member specifically in the capacity as your officer or director, and that your CEO and CFO control the management of the sponsor. Please revise your disclosures as appropriate to reconcile your disclosures or otherwise clarify.

We have revised the disclosure on page 26 of the Registration Statement as requested.

Risk Factors, page 30

12.	We note your disclosure on page 7 that your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your securities for any reason. Please add risk factor disclosure regarding the risks that may arise from your sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through its unconditional ability to transfer its shares or otherwise.

We have revised the disclosure on page 49 of the Registration Statement as requested.

If our initial business combination involves a company organized under the laws of a state of the United States, it is possible a 1% . . ., page 33

13.	You state that the imposition of an excise tax resulting from redemptions could reduce the cash contribution to the target company. We also note that you may release funds from the trust account to pay taxes prior to the initial business combination. Please revise your disclosures as appropriate to clarify whether any excise tax will be paid from funds in the trust account.

We have revised the disclosure on page 34 of the Registration Statement as requested.

Our rights agreement will designate the courts. . ., page 57

14.	We note that the exclusive forum provision of your rights agreement applies to Securities Act claims. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also expand your Description of Securities section to discuss your exclusive forum provisions.

We have revised the disclosure on pages 58, 111 and 116 of the Registration Statement as requested.

Securities and Exchange Commission

May 21, 2025

Dilution, page 67

15.	We note your disclosure in the introductory paragraphs to the dilution tables that your calculations assume the issuance of 1/10th of a share for each right outstanding. However, this assumption is not consistent with your dilution calculations, which do not appear to reflect impact of the issuance of these shares for the rights outstanding. Please clarify or revise.

We have revised the disclosure on page 67 of the Registration Statement as no consideration for the underlying public rights was provided for in the dilution calculation

16.	We note your assumption in your dilution disclosure that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing you may seek in connection with an initial business combination. Please revise your disclosure to address the fact that you may need to obtain additional financing as you intend to target businesses with enterprise values that are greater than you could acquire with the net proceeds of the offering and the sale of the private units.

We have revised the disclosure on page 67 of the Registration Statement as requested.

Management, page 93

17.	Please revise to expand your disclosure regarding your sponsor, affiliates, and promoters' experience in organizing special purpose acquisition companies and their involvement in those companies. Refer to Item 1603(a)(3) of Regulation S-K. With respect to Mr. Vogel's former special purpose acquisition companies which you reference on page 94, please revise to disclose the financing needed for such transactions and the level of redemptions sought in connection with such initial business combinations.

We have revised the disclosure on page 94 of the Registration Statement as requested.

Securities and Exchange Commission

May 21, 2025

Conflicts of Interest, page 97

18.	We note your statement that each of your officers and directors has fiduciary or contractual obligations to other entities. Please revise to provide a brief description of the fiduciary duties of each officer and director to other companies. Refer to Item 1603(c) of Regulation S-K.

We have revised the disclosure on page 97 of the Registration Statement as requested.

Principal Shareholders, page 101

19.	Please disclose the natural person(s) with voting or investment control of the shares owned by EBC Holdings, Inc. Refer to Item 403 of Regulation S-K.

We have revised the disclosure on page 101 of the Registration Statement as requested.

Exhibits

20.	We note your disclosure regarding a promissory note entered into between the company, the sponsor, and EBC for $95,000. Please file the promissory note as an exhibit or advise us why it would not be appropriate. Refer to Item 601 of Regulation S-K.

We will file the form of promissory note as Exhibit 10.11 to the Registration Statement as requested.

* * * * * * * * * *

Securities and Exchange Commission

May 21, 2025

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. James Cassel, CEO